UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC
NON-PUBLIC LETTER

02016308

February 6, 2002

NO ACT
P.E 1-28-02
1-12609

Act 1934
Section
Rule 14A-8
Non Public 2/6/2002

Maria Gray
Orrick, Herrick & Sutcliffe LLP
Old Federal Reserve Bank Building
400 Sansome Street
San Francisco, CA 94111-3143

Re: PG&E Corporation

Dear Ms. Gray:

This is in regard to your letter dated January 28, 2002 concerning the shareholder proposal submitted by Mr. & Mrs. Bernard Schlossman for inclusion in PG&E's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that PG&E therefore withdraws its December 21, 2001 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Keir Devon Gumbs
Special Counsel

cc: Naomi & Bernard Schlossman
10923 Rathburn Ave
Northridge, CA 91326-2854

O
ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

January 28, 2002

Maria Gray
(415) 773-5464
mgray@orrick.com

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. and Mrs. Bernard Schlossman

Ladies and Gentlemen:

This letter relates to the shareholder proposal (the "Proposal") submitted by Mr. and Mrs. Bernard Schlossman (who designated Mr. John Chevedden to act as their representative) for consideration at the 2002 Annual Meeting of Shareholders of PG&E Corporation, a California corporation (the "Corporation") scheduled to be held on April 17, 2002. Copies of our previous letters with respect to the Proposal are enclosed for your convenience.

On January 24, 2002, the Corporation received the enclosed letter from Mr. Schlossman withdrawing the Proposal. On January 28, 2002, the Corporation received a similar letter from Mrs. Schlossman withdrawing the Proposal (also enclosed). The Corporation therefore will not be including the Proposal in its proxy materials for the 2002 Annual Meeting of Shareholders.

If you have any questions, please contact me directly at 415-773-5464.

Thank you.

Very truly yours,

M Gray

Maria Gray

Enclosures

DOCSSF1:579547.4

cc: John Chevedden
Linda Y.H. Cheng
Gary P. Encinas

RECEIVED
PG&E CORPORA⁻ION

JAN 2 4 2002

OFFICE OF THE
CORPORATE SECRETARY

10923 Rathburn Avenue
Northridge, CA 91326
January 21, 2002

Ms. Linda Y. H. Cheng
Corporate Secretary
PG&E Corporation
One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes

Dear Ms. Cheng:

I hereby withdraw any and all shareholder proposals that were submitted under my name in the past twelve months. John Chevedden may no longer submit shareholder proposals on my behalf.

Please call me at (818) 366-1186 if you have any questions or need anything else in writing to cause the shareholder proposal(s) to be withdrawn.

Sincerely,

Bernard Schlossman

Bernard Schlossman

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes

RECEIVED
PG&E CORPORATION
JAN 2 8 2002
OFFICE OF THE
CORPORATE SECRETARY

10923 Rathburn Avenue
Northridge, CA 91326
January 25, 2002

Ms. Linda Y. H. Cheng
Corporate Secretary
PG&E Corporation
One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

Dear Ms. Cheng:

I hereby withdraw any and all shareholder proposals that were submitted under my name in the past twelve months. John Chevedden may no longer submit shareholder proposals on my behalf.

Please call me at (818) 366-1186 if you have any questions or need anything else in writing to cause the shareholder proposal(s) to be withdrawn.

Sincerely,

Naomi Schlossman

Naomi Schlossman
(Mrs. Bernard Schlossman)

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

January 10, 2002

Maria Gray
(415) 773-5464
mgray@orrick.com

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. and Mrs. Bernard Schlossman

Ladies and Gentlemen:

This letter supplements the letter dated December 21, 2001 (the "Initial Letter") sent by us to you on behalf of our client, PG&E Corporation, a California corporation (the "Corporation") regarding a shareholder proposal (the "Proposal") submitted by Mr. and Mrs. Bernard Schlossman who have designated Mr. John Chevedden to act as their representative (the "Proponent") for consideration at the Corporation's 2002 Annual Meeting of Shareholders scheduled to be held on April 17, 2002. For your convenience a copy of the Initial Letter with attachments is enclosed as Exhibit A.

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter. Also enclosed is an additional copy of this letter, which we would appreciate having file-stamped and returned in the enclosed pre-paid envelope.

In the Initial Letter, we requested confirmation that the staff of the Division of Corporation Finance of the Securities and Exchange Commission will not recommend any enforcement action if, in reliance on Rule 14a-8(b)(2), the Corporation excludes the Proposal from the proxy statement, form of proxy and other proxy materials for its 2002 Annual Meeting of Shareholders.

On January 3, 2002, the Corporation received verification from Waterhouse that the Proponent satisfies the stock ownership requirements of the Rule. A copy of the Waterhouse letter is attached as Exhibit B. Accordingly, we are providing you with notification of the correction of the eligibility and procedural deficiency described above and retracting our request for confirmation from the Staff that the Proposal may be excluded from the Corporation's proxy materials.

If you have any questions or desire additional information relating to the foregoing, please contact me directly at 415-773-5464.

Thank you.

Very truly yours,

M Gray
Maria Gray

Enclosures

cc: John Chevedden
Linda Y.H. Cheng
Gary P. Encinas

EXHIBIT A

DOCSSF1:579547.
1391-1 MG3

ORRICK

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

01 DEC 26 PM 5: 30

ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

Maria Gray
(415) 773-5464
mgray@orrick.com

December 21, 2001

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. and Mrs. Bernard Schlossman

Ladies and Gentlemen:

We are writing on behalf of our client, PG&E Corporation, a California corporation (the "Corporation"). Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Company excludes a shareholder proposal from the proxy statement, form of proxy and other proxy materials for its 2002 Annual Meeting of Shareholders (the "2002 Proxy Materials"). The proposal (the "Proposal") and accompanying supporting statement (the "Supporting Statement") were submitted by Mr. and Mrs. Bernard Schlossman who have designated Mr. John Chevedden to act as their representative (the "Proponent").

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter, which sets forth the reasons why the Corporation deems the omission of the Proposal from its 2002 Proxy Materials to be proper, and attach all other correspondence. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to Mr. Chevedden as notice of the Corporation's intent to omit the Proposal from the 2002 Proxy Materials. Also enclosed is an additional copy of this letter, which we would appreciate having file-stamped and returned in the enclosed pre-paid envelope.

BACKGROUND

On December 17, 2001, the Corporation received a letter from Mr. and Mrs. Schlossman, containing the Proposal for consideration at the Corporation's 2002 Annual Meeting of Shareholders. The Proposal concerns performance-based stock options. In addition, on December 20, 2001 the Corporation sent a letter to Mr. John Chevedden by overnight courier providing notification of the Schlossman's failure to satisfy the procedural and eligibility requirements and giving them an opportunity to correct the problem.

We have advised the Corporation that it properly may exclude the Proposal and Supporting Statement from its 2002 Proxy Materials for the reason set forth below.

REASONS FOR OMISSION

The Corporation believes it may properly omit the Proposal and Supporting Statement from its 2002 Proxy Materials because the Proponents have failed to comply with the eligibility and procedural requirements of Rule 14a-8 and therefore the Proposal may be excluded under Rule 14a-8(f).

DISCUSSION

The Proponent Has Failed To Comply With The Eligibility and Procedural Requirements of Rule 14a-8.

The Corporation's initial review of the Proposal has determined that the Proponent has failed to comply with the eligibility and procedural requirements of Rule 14a-8 in that the Proponent has failed to provide proof that the shareholders beneficially own any of the Corporation's stock as required by Rule 14a-8(b)(2).

As stated above, the Corporation has notified the Proponent of this eligibility and procedural deficiency. Pursuant to Rule 14a-8(f)(1), the Proponent must send a response to the Corporation to correct this deficiency, such response to be postmarked or transmitted electronically to the Corporation within 14 calendar days of receipt of notification by the Corporation. The Corporation recognizes that this period for correction has not yet run. Rule 14a-8, however, requires the Corporation to file any intention to omit a shareholder proposal with the Commission not later than 80 days prior to the date the Corporation files the definitive copies of the proxy statement and form of proxy statement with the Staff. The Corporation intends to file its definitive proxy statement on or about March 13, 2002, and therefore must file this letter by December 24, 2001 (the first business day following December 23, 2001). If the Proponent should correct the eligibility and procedural deficiency described above on a timely basis, the Corporation will notify the staff promptly.

CONCLUSION

For the foregoing reason, the Corporation believes that it may properly omit the Proposal from its 2002 Proxy Materials, and respectfully requests confirmation that the Staff will not recommend any enforcement action if the Proposal is so excluded. If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

The Corporation intends to release definitive copies of its 2002 Proxy Materials to its shareholders on or about March 13, 2002, and wishes to release a draft of the 2002 Proxy Materials to its printer by February 21, 2002. Accordingly, we would appreciate the Commission's response as promptly as possible.

If you have any questions or desire additional information relating to the foregoing, please contact me directly at 415-773-5464. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at 415-773-4276 when it is available.

Thank you for your attention to this matter.

Very truly yours,

Maria Gray

Enclosures

cc: John Chevedden
Linda Y.H. Cheng
Gary P. Encinas

10923 Rathburn Ave.
Northridge, CA 91326-2854

FX: 415/973-0585

Mr. Robert D. Glynn, Jr.
Chairman of the Board
PG&E Corporation
77 Beale Street
San Francisco, CA 94105

Dear Mr. Glynn and Directors of PG&E Corporation,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Of course this letter does not give any authority to sell stock. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Bernard Schlossman and Naomi Schlossman
Shareholder
PG&E Corporation

12/14/01
Date

cc:
Linda Y.H. Cheng
Corporate Secretary
FX: 415/267-7260
lindacheng@pge-corp.com

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes

To: Mr. Robert D. Glynn, Jr., Chairman of the Board, PG&E Corporation (PCG)
Rule 14a-8 proposal submitted for 2002 proxy
Intend to continue to meet all rule 14a-8 provisions including stock ownership past annual meeting
Welcome the opportunity to informally resolve any questions in a company/shareholder-friendly manner
December 17, 2001

---

7 – Stock Options to be Performance-Based

Mr. and Mrs. Bernard Schlossman, 10923 Rathburn Ave., Northridge, CA 91326-2854 submit this proposal.

PG&E shareholders urge our Board of Directors to adopt a bylaw that a majority or all future stock option grants to senior executives be performance-based. Performance-based stock options are defined as:

1) Indexed options, whose exercise price is linked to the Dow Jones Utility Index [company is requested to insert the correct-named index for the 2002 proxy] shown in the graph on page 38 in the 2002 proxy [company is requested to insert the correct page number for the 2002 proxy];
2) Premium-priced stock options, whose exercise price is above the market price on the grant date; or
3) Performance-vesting options, which vest when the market price of the stock exceeds a specific target.

Support challenging performance objectives for our senior executives

As shareholders, we support compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareholder value. We believe that the Company's current policies can be improved for the benefit of all shareholders to move our company out of bankruptcy as soon as possible.

"Future stock option grants" include agreements renewing, modifying or extending existing stock option grants or employment agreements that contain stock option grants. This is not intended to interfere with existing agreements. However it does recommend the greatest flexibility to adopt the spirit and the letter of this proposal to the fullest extent possible.

Avoid potentially higher cost of standard stock options

Standard stock options may also be more expensive than performance-based options. Two Georgetown University professors have estimated that for the top 100 NYSE-listed firms, a grant of an at-the-money option with a five-year maturity would, on average, be 41% more expensive than necessary to reward the same amount of relative CEO performance. (Angel & McCabe, Market-Adjusted Options for Executive Compensation, Oct. 28, 1997).

Encourage ambitious but realistic performance targets for senior executives

Performance-based options tie compensation more closely to company performance, not stock market swings. Premium-priced and performance-vesting options encourage senior executives to set and meet ambitious but realistic performance targets. Indexed options may have the added benefit of

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes

discouraging re-pricing if there is a downturn in our company's relative performance.

Directly align management and stockholder interests

Companies such as Capital One, Mattel, Union Pacific, RCN Corp. and Level 3 Communications have adopted performance-based plans. According to Level 3's 1999 proxy statement, the company's "outperform stock option" program "aligns directly management's and stockholders' interests by basing stock option value on Level 3's ability to outperform the market."

We urge shareholders to vote FOR this proposal:

Stock Options to be Performance-Based
YES ON 7

PG&E Corporation.

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
415.267.7070
Fax: 415.267.7260

December 20, 2001

VIA FEDERAL EXPRESS & FACSIMILE (310.371.7872)

John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

This will acknowledge receipt on December 17, 2001, of a shareholder proposal (the "Proposal") submitted for consideration at PG&E Corporation's (the "Corporation") 2002 annual meeting. Mr. Bernard and Ms. Naomi Schlossman submitted the Proposal, but have indicated that you will act on their behalf with respect to the Proposal.

The Securities and Exchange Commission's ("SEC's") regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

SEC Rule 14a-8, Question 2 contains several requirements that a shareholder must meet in order to be eligible to submit a proposal for inclusion in the proxy statement for PG&E Corporation's 2002 annual meeting. First, at the time the shareholder submits a proposal, the shareholder must have continuously held at least $2,000 in market value, or one percent of the Corporation's shares entitled to vote at the annual meeting, and must have held those securities for at least one year. If the proponent is not the registered owner of those shares, the proponent may prove eligibility by providing a written statement from the record holder verifying that the proponent continuously held such qualifying securities for one year. In the alternative, the proponent may submit copies of appropriate SEC filings and a written statement that the proponent continuously held the required number of shares for the one-year period as of the date of any such SEC filings. The proponent also must provide a written statement of intent to hold those securities through the date of the annual meeting of shareholders, and the proponent must actually hold those shares throughout that period.

Based on a preliminary review of the submission and our shareholder records, PG&E Corporation believes Mr. and Mrs. Schlossman have not provided the required documentation to substantiate their ownership. Therefore, they do not satisfy SEC requirements for eligibility to submit a proposal for inclusion in the proxy materials for the 2002 annual meeting.

I have been informed by our Law Department that the Corporation may notify a shareholder if the shareholder does not satisfy these SEC procedural and eligibility requirements, and provide the shareholder with the opportunity to adequately correct the problems. According to Rule 14a-8, paragraph (1) under Question 6, the reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

For your convenience in replying, we have enclosed a prepaid Federal Express airbill and envelope addressed to PG&E Corporation. If the Corporation does not receive the appropriate information within the 14-day limit, the Corporation intends to omit the Proposal from the Corporation's 2002 proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the procedural and eligibility requirements noted above, this letter does not address whether the submission could be omitted from the Corporation's proxy statement on other grounds. If you adequately correct the procedural and eligibility deficiencies within the 14-day time frame, the Corporation reserves the right to omit the Proposal if a valid basis for such action exists.

Sincerely,

Linda Y.H. Cheng

Corporate Secretary

LYHC:cmm

Enclosures

cc: Mr. Bernard and Ms. Naomi Schlossman

EXHIBIT B

TD WATERHOUSE

4071 [illegible] Valley Blvd
San Diego, CA 92131

December 31, 2001

RECEIVED
PG&E CORPORATION
JAN 03 2001
OFFICE OF THE
CORPORATE SECRETARY

Bernard & Naomi Schlossman
10923 Rathburn Ave
Northridge, CA 91326-2854

Re: Account # 880-3092

Dear Mr. & Mrs. Schlossman,

The above mentioned account currently holds an investment of at least $2000 in the below listed company and have held this investment since of October 01,2000 continuously without making any withdrawals.

PG&E CORP.

Please call customer service at 1-800-934-4448 if you have any questions regarding this matter.

Thank you,

Jeff Lombardi
TD Waterhouse
Customer Care

The securities will be held [illegible] 12-20-01 [illegible]

Post-it® Fax Note 7671	Date 1-2-02 / pages 1
To [illegible] Cheng	From [illegible]
Co./Dept.	Co.
Phone # FR: 415/[illegible]	Phone # [illegible]/[illegible]-[illegible]
Fax # FR: 415/[illegible]	Fax #

TD Waterhouse Investor Services, Inc. Member NYSE/SIPC.

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes